Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

September 28th, 2015

BATTLE MOUNTAIN GOLD INC. ANNOUNCES EXPLORATION UPDATE AND
PLANS TO DRILL TARGETS AT LEWIS GOLD-SILVER PROJECT IN NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce plans to drill-test targets in the southern part of the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada. As presented in this press-release, surface mapping and geochemical sampling, three-dimensional geological modeling and re-processing of previously collected TITAN – MT data have established potentially high-grade gold-silver targets, set out in accompanying Figures 1 to 5. The Company plans to commence testing of these targets by diamond drilling in the final quarter of 2015, subject to financing.

At least eight mineralized zones were previously recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista, Meagher, White-Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin; 1,300 m for Buena Vista; 650 m for Meagher; 900 m for White-Shiloh; and 1,700 m for Trinity1. Recent geochemical sampling of these zones and new areas of mineralization indicate rock-chip results of up to 99.9 g/t Au, 5600 g/t Ag, 11.8% Pb and 6.2% Zn. The samples were collected from steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by iron-oxides that have formed from the weathering of pyrite, galena, sphalerite and locally arsenopyrite. The outcrop samples are from zones 1 to 5 m wide that lie within broader belts of structure / hydrothermal alteration up to 75 m wide. The locations, descriptions and assay results for the rock-chip data are included in a spread-sheet on the Company’s web-site under Investor Info/Presentations/Lewis Property Rock-chip Database.

Recent work in the southern part of the Lewis property indicates three major zones of interest, including the Virgin, Buena Vista and Meagher zones (Figure 2). Each of these areas is characterized by significantly anomalous gold, silver, arsenic and bismuth in rock-chip samples. The Virgin fault system returns up to 53.4 g/t Au and 203 g/t Ag from surface rock-chip sampling. Drill-hole results from diamond- and RC-

[1] Descriptions of the mineralized zones and tables of drill-hole assay results can be found in a 43-101 report dated March 2014 titled AMENDED AND RESTATED SUMMARY REPORT 2007-2008 CORE AND REVERSE CIRCULATION DRILLING PROGRAM, F.W. LEWIS PROPERTY, BATTLE MOUNTAIN MINING DISTRICT, LANDER COUNTY, NEVADA, USA, (the “2014 43-101 Report”) filed on SEDAR under the Company’s profile and also on the Company’s website under Investor Info/Articles, Agreements and Reports.

Battle Mountain Gold Inc.
News Release September 28, 2015

drilling completed by Madison (2003 to 2008)1 indicates highlights of 21m @ 6.9 g/t Au and 64 g/t Ag from 76 m (MAD-83); 85 m at 2.2 g/t Au and 27 g/t Ag from 64 m (MAD-18), including 15.2 m at 9.0 g/t Au and 37 g/t Ag from 119 m; and 46 m at 6.5 g/t Au from 61.0 m (MAD-31), including 6.1 m at 21.5 g/t Au from 73.2 m1.

Silver values in rock-chip up to 5600 g/t Ag and gold results up to 13.2 g/t Au characterize the Meagher zone in the western part of the property. This zone consists of two north-trending and west-dipping faults, the Meagher and Silver Faults, each more than 650 m long. These mineralized structures and those of the Buena Vista system, with surface values of up to 24.7 g/t Au and 359 g/t Ag, extend to the south into the Fortitude copper-gold-silver mine, which is operated by Newmont Mining (Figure 3). The intersection of these mineralized structures with the reactive rocks that lie beneath the Golconda Thrust and host ore in the Fortitude deposit will be the focus of future diamond drilling by the Company. Results from RC-drilling completed by Madison at Buena Vista indicates 7.6 m at 5.44 g/t Au and 69 g/t Ag from 12.2 m, including 3.0 m at 12.7 g/t Au and 691 g/t Ag from 12.2 m (MAD-64)1. However, this drill-hole and others in the area did not adequately test the reactive rock units that lie beneath the Golconda Thrust.

The Company digital drill-hole database has been updated through the digitizing of down-hole geology logs and multi-element assays for about 280 drill-holes completed by former operators Hart River, Barrick and Sante Fe during the 1980s and 1990s. The current digital drill-hole database, which includes 224 drill-holes in the Virgin and Buena Vista areas, now totals approximately 500 drill-holes. The incorporation of this historic data into the Lewis property digital database has assisted in the creation of 3D geological models for mineralized structures and favorable rock units in the southern part of the claim area.

A total of 14 diamond-core holes and about 50 reverse-circulation holes completed previously by Madison were recently re-logged with an aim to better define lithology, hydrothermal alteration, sulfide mineralization and structure in drill-hole and to ensure consistency with Company surface mapping. The integration of the results of the re-logging program with the district-wide drill database has enabled the construction of about 48 west-east oriented geological cross-sections and led to the creation of three-dimensional geological and structural models for the claim area (Figure 4). The geological portions of the models were created through collaboration with SRK Consulting’s Reno office using LeapFrog software in the 3rd Quarter of 2015.

Three-dimensional imaging of geophysical results from a Quantec TITAN - IP survey from 2003 and a Zonge IP survey from 2007 completed over the Virgin and Buena Vista areas was undertaken in late-2014. The magneto-tellurics (MT) data from the Quantec survey was re-processed by SourceOne Geophysical using modern algorithms in the 3rd Quarter of 2015. This reprocessing has improved the resolution of the results and sharpened resistivity boundaries, which has assisted in the understanding of the 3D geological models and drill-target delineation.

Battle Mountain Gold Inc.
News Release September 28, 2015

The integration of the updated and revised digital drill database and re-processed geophysical data with the results of surface mapping and geochemical sampling has served as the basis for the creation of comprehensive 3D models for the southern portion of the Lewis property. The understanding gained through the creation of these models has assisted the Company in the generation of several high-grade gold-silver targets. The most compelling of these targets lie in the Virgin, Buena Vista and Meagher-Silver areas. It is planned to test these targets by an eleven hole, 4100 m diamond drill-program scheduled to start in the final quarter of 2015, subject to financing. The locations of the planned drill-sections are illustrated in Figure 2. Attractive targets also exist in the Galena, White-Shiloh and Trinity systems, which are intended for drill-testing in 2016.

Figure 5 illustrates a cross-section looking towards N60oW through the high-grade gold portion of the Virgin fault system. The intersection of the steeply dipping, northerly-striking Virgin fault and a northwesterly-striking cross-fault and similarly oriented structures are inferred to have guided ascending mineralized fluids into the reactive rock units that lie beneath the Golconda Thrust. A diamond drill-hole is planned to test the down-plunge potential of the fault intersection zone. A second drill-hole is planned to test across the northerly strike of the gold zone. The lower part of the gold zone sits about 100 m (350 feet) above the floor of the Fortitude open-pit (~ 5500 feet ASL), which lies about 800 m (2500 feet) to the south.

The Lewis property consists of a 2,225 hectare (5,500 acre) land position directly north of Newmont’s Fortitude open-pit mine. Metals production in 2014 from the Fortitude-Phoenix operation includes 211,000 ounces of gold, 16 million pounds of copper and by-product silver (Page 24, Newmont 2014 Annual Report and Form 10-K)2. The Lewis property consists of seven patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals occurred along several northerly-trending lodes in the claim group.

The Company commenced exploration of the Lewis property in late June, 2014. The field-work completed to date consists of detailed geological surface mapping (1:2,000-scale), geochemical rock- and soil-sampling, and re-logging of diamond-core and RC-chips from drill-holes completed by Madison Minerals Inc. from 2003 to 2008. The emphasis during this work has been on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine of Newmont, located directly to the south. These target settings will be the focus for diamond drilling in the Virgin, Buena Vista and Meagher areas (Figures 2 and 5). The five figures referred to in this press-release are also posted on the Company website (www.battlemtngold.com) in addition to a new corporate presentation, dated September 21st, 2015.

[2] This information about Newmont’s Fortitude mine is drawn from Newmont’s publicly disclosed sources cited. Newmont’s Fortitude mine is discussed in Section 15.1 of Battle Mountain’s 2014 43-101 Report, which includes the statement, “The geologic information from the adjacent Phoenix [Fortitude] Mine deposits and the comparison with the adjoining Lewis property is in no way indicative that a mineral deposit of similar size or grade does occur or will be found on the Lewis property”.

Battle Mountain Gold Inc.
News Release September 28, 2015

Chet Idziszek, President of Battle Mountain Gold Inc., comments:

"The extensive 3D modelling work just completed by Dr. Steve Garwin and his Nevada-based geological team has generated high grade gold-silver targets on the Lewis property of Battle Mountain Gold, which is contiguous with the Fortitude-Phoenix mine operations of Newmont. These targets are the focus of the planned drill program scheduled for the 4th Quarter of this year."

Qualified Person

Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this press-release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Nevada, USA
Location Map
Lewis Property
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
R 43 E
T 32 N
T 31 N
Newmont
Newmont
Antler Peak
Circle Peak
White & Shiloh
Hider
Cow Canyon
Apex
Central Virgin
Trinity
Buena Vista South
Virgin
Meager
Southwest Peak
Filipinni
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
5500 acres (2225 ha or 22.25 km²),
7 patented claims and 360 unpatented claims
N
1500m

Figure 1

Au eq. in rock (g/t)
> 10 (max = 99)
5 - 10
1 - 5
0.5 - 1
< 0.5
Size of square proportional to gold equivalent value , determined using the ratio of Ag:Au = 65:1.
The locations, descriptions and assay results for the rock-chip data are included in an appendix on the corporate web-site.
Anomalous jarosite (after pyrite)
Pervasive silicification
Arsenic in rock-chip > 4000 ppm
Bismuth in rock-chip > 0.5 ppm
Major fault and fracture system
Planned diamond drill section line
N
500m
Lewis Property
Buena Vista
Virgin
NW
Dump
Virgin
NW
Theodore
Meagher
BMG
NMC
Silver
Copper Canyon
Fortitude Pit
Virgin

Figure 2

Gold (equivalent) in rock-chip, zones of jarosite (oxidation product of pyrite) and pervasive silicification in chert units adjacent to mineralization. The most prospective Au-Ag zones are characterized by anomalous arsenic and bismuth in rock-chip.

Lewis Property
Silver Fault
Buena Vista Mine
150 m
Meagher Fault
BMG
NMC
Dump
Top of Antler Limestone
Fortitude Open-pit
Copper Canyon Fault

Figure 3

Looking northwards into the southern part of the Lewis property from the Fortitude open-pit. The approximate claim boundary (BMG / NMC), historic Buena Vista Mine, Fortitude dump and major faults are indicated. The top of the Antler Limestone, which lies beneath the Golconda Thrust and hosts the upper part of the Fortitude Au-Ag-Cu deposit, is also shown.

Lewis Property
N
Golconda Thrust
Buena Vista
K – Copper Canyon
Virgin
Virgin FW
NW
NW
NW
Theodore
Silver
Meagher
670 m
L2
Virgin
Property boundary
Fortitude Pit
Copper Canyon
Virgin
BMG
NMC
Looking -78º towards N25ºW

Figure 4

Oblique -view of the 3D model for mineralized steeply-dipping faults, Golconda Thrust (gently-dipping, pale-green surface; base of Havallah / Pumpernickle argillite-chert sequence) and drill-holes for the southern part of the Lewis property. Major faults are labelled. Model created through collaboration with SRK Consulting (Reno) using LeapFrog software.

Figure 5

Cross-section looking towards N60oW through the high-grade portion of the Virgin fault system (window of + 25 m), showing gold in drill-samples and the traces of the steeply-dipping Virgin fault and NW-trending cross-fault. These two faults and other similarly oriented structures are inferred to have guided ascending mineralized fluids into the reactive rock units that lie beneath the Golconda Thrust (GT). A diamond drill-hole (-78o towards S30oW; green-trace) is planned to test the down-plunge potential of the intersection of the Virgin fault and the NW-trending cross- fault. A drill-hole inclined -50o towards S80oE (red-trace) is planned to test across the northerly strike of the gold zone; this hole pierces the cross-section and extends outside the window of data. The lower part of the schematic gold zone sits about 100 m (350 feet) above the floor of the Fortitude pit (~ 5500 feet ASL), which lies about 800 m (2500 feet) to the south.